UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2022 (“Interim 2022”) and the six-month period ended June 30, 2021 (“Interim 2021”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of Business Operations and Revenue Recognition

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, Terracycle, Inc. (“TCI Parent”) which continues to own all of our common stock (approximately 71.8% of our equity). The remaining 28.2% of our equity is held by stockholders from our Regulation A offering which was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC (“TerraCycle US, LLC”), is also our operating subsidiary and has been operating in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic subsidiary, TerraCycle Regulated Waste, LLC. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Our net sales are derived primarily from sale of products and services in four principal segments: Sponsored Waste, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments.

In Sponsored Waste, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. We generally record revenue from these programs both from management fees that we charge the sponsors as well as variable fees that we charge the sponsors based on the amount of waste received. In some programs we provide additional add-on services such as shopper marketing and sale of specialty products made from recycled materials.

We also sell recycling services via Zero Waste Boxes. Through this program we send Zero Waste Boxes to customers or clients to be returned to us once filled with the applicable waste stream. This program is used by customers or clients who wish to collect and recycle a specific waste stream not sponsored by a brand. We receive revenues from the sale of these services. In addition, we work with some Zero Waste Boxes customers to design custom programs where we provide marketing and support services to help promote the collection of certain waste streams. In addition to the revenue earned from the sale of recycling services via Zero Waste Boxes, we also earn management fees for the marketing and support service that we provide to support those programs.

In Material Sales we receive revenues from the sale of pre-processed waste directly to a recycler and/or sale of the processed recycled materials recycled through third party recycling facilities.

Regulated Waste provides products and services to mainly offices for the effective and compliant management of Regulated Universal waste. Revenue from Regulated Waste is derived from fees we charge for these products and services.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services).

Media Placements and Awards

During the first half of 2022, we earned over 12,500 media placements globally, resulting in a combined reach of nearly 17.8 billion readers, marking a 17% increase in placements over last year (which had been our record setting year to date).

The North American PR team generated nearly 9,700 media placements throughout the second quarter of 2022, resulting in a combined reach of nearly 9.8 billion readers, marking a 34% increase in placements and a 4% increase in readers over the same period in 2021. Notably, in Q2 PR earned over 4,400 media placements, resulting in over 4.7 billion media impressions in support of TerraCycle’s Earth Month related initiatives undertaken on behalf of brand partners.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the condensed consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results

The Company’s financial performance has continued to be strong in 2022, in spite of the impact in our business of the COVID-19 global pandemic and the macro-economic pressures from raising inflation and looming possibility of a recession.

Net sales for the company for the six months ended June 30, 2022 (“Interim 2022”) were approximately $18,506,000, an increase of $3,401,000 (23%) from $15,105,000, compared to June 30, 2021 (“Interim 2021”). This increase was due to:

•	Sponsored Waste net sales increased by approximately $1,079,000 (15%), driven both by new programs signing impact on management fees, and an increase in variable net sales from higher collections.

•	Zero Waste Boxes net sales increased by approximately $1,477,000 (29%) driven by the continued expansion of this segment across individual and corporate customers and signing of new programs carrying management fees.

•	Material Sales net sales increased by $58,000 (13%) during Interim 2022 from $458,000 during Interim 2021, showing signs of recovery from the impact of the pandemic in 2022.

•	Regulated Waste net sales decreased by $159,000 (5%) for Interim 2022 compared to Interim 2021, as the impact of partial return to offices continues to impact this business. Our EasyPak PPE Recycling Containers remain a top-selling item.

In addition, there was approximately $945,000 increase as a result of the timing of revenue recognition of annual contracts. The increase was primarily attributable to the deferred revenue on the variable fees as we increase the amount of waste processes, which are not recorded at the segment level.

A breakdown of the company’s performance by each segment for the periods ending June 30, 2022 and 2021, can be seen in Note 10 to the accompanying financial statements.

Our cost of sales primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of sales was approximately $7,596,000 in Interim 2022, an increase of $2,673,000 (54%) from $4,923,000 in same period last year, primarily driven by $1,756,000 in higher processing costs associated with the increased sales, a $263,000 increase in warehousing costs primarily due to the one-time cost of our NJ warehouse relocation, an increase of $586,000 for the reported cost of sales associated with the decrease in deferred revenue, and slightly higher operational expenses of $68,000.

Our gross profit was approximately $10,910,000 in Interim 2022, an increase of $728,000 (7%) compared to Interim 2021 of $10,182,000. Gross margin decreased to 59.0%, compared to 67.4% same period last year, reflecting unfavorable product mix and one-time operational expenses.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses for Interim 2022 were approximately $9,851,000, an increase of $4,042,000 (70%), compared to the same period in the prior year of $5,809,000. This increase was driven by continued investment in resources to grow the business, primarily in the form of hiring direct company personnel ($1,465,000), and TCI Parent allocated personnel ($1,165,000). The increased operating expenses were also due to increased marketing expenses ($121,000), the impact in 2021 of the forgiveness of PPP loan ($838,000), higher office operational expenses, utilities, and supplies ($105,000), T&E ($133,000), bad debt ($132,000), financial transaction fees associated to the higher Zero Waste Boxes sales ($69,000) and other miscellaneous expenses ($14,000).

Other (income)/expense, primarily interest (income)/expense, increased by $82,000, from income of $7,000 in the same period last year, mainly due to the increase of the loan facility with TCI Parent resulting in higher interest income generated. See “Term Loan Agreement”, below.

Income tax provision decreased by approximately $899,000 to $315,000 for Interim 2022 from $1,214,000 in Interim 2021, due to the lower level of before tax profits.

As a result of the foregoing, the net income of the company decreased by approximately $2,334,000 for Interim 2022 to $819,000, from $3,153,000 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

We used approximately $7,475,000 of cash from operations during Interim 2022. Net income generated $819,000 of cash flow. Accounts receivable used approximately $1,524,000 of cash due to increased revenue. Inventory used approximately $462,000 due to an increase in raw materials and finished goods to support growth in our ZWB segment. Accounts payable used approximately $860,000 of cash related to timing of payables coming due. Intercompany payables used about $6,693,000 of cash in connection with a loan to TCI Parent. Deferred income generated approximately $892,000 of cash.

Investing Activities

In line with our directive to protect cash, there were minimal investing activities this period.

Financing Activities

Our financing activities used net cash of approximately $5,643,000 during Interim 2022 as a result of the annual payment of dividends to common and preferred shareholders made in May.

Term Loan Agreement

The company entered into a term loan agreement with TCI Parent on July 1, 2019, as amended, under which TCI Parent may borrow up to $10 million from the company. Under the terms of the agreement, TCI Parent will pay interest on a quarterly basis at a rate of LIBOR + 2.25 percent based on the average monthly balance for each preceding quarter. The entire unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, which is January 1, 2024. The company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI Parent in connection with this agreement was untrue in any material respect at the time it was made. As at June 30, 2022, the balance of the company’s loan to TCI Parent pursuant to this agreement was $7,261,832. The term loan agreement and amendment are attached to this report as Exhibits 6.4 and 6.5, respectively.

Capital Resources

Management believes that the company’s existing cash balances of $14,417,125 at June 30, 2022, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $166,000 at June 30, 2022 and $175,000 at December 31, 2021.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $202,000 at June 30, 2022 and $211,000 at December 31, 2021.

On February 25, 2019, the company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of a rate per year equal to the sum of the greater of the BSBY daily floating rate or the Index floor plus 2.5%, collateralized by fixed assets, inventory and receivables and the line expired on December 31, 2019 with a temporary renewal until June 30, 2023. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2022 or December 31, 2021.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expired on January 31, 2021, and continued on a month-to-month basis at the existing base rate until its termination November 30, 2021. For the six months ended June 30, 2022 and 2021, rent expense paid to this stockholder was approximately $0 and $97,608, respectively. No future minimum lease payments are expected. For details, see Note 5 to the accompanying financial statements.

For details regarding the company’s debt obligations and lease commitments, see Notes 7 and 8 to the accompanying financial statements.

As discussed below, our operations and future outlook have been affected by COVID-19.

Trend Information

COVID-19

Similar to many companies, we have been impacted by COVID-19. The largest impact on the company was the decrease in Regulated Waste sales during to office closures.

Management Plans

Management has been evaluating options for streamlining operations, reducing our shipping expense, and reducing our reliance on leased warehousing locations. The Company is currently evaluating an acquisition of a facility, which we believe would advance both goals. At this time, we are conducting due diligence on the property; assuming management satisfaction and Board approval, we anticipate closing on the potential warehouse and office facility before the end of the year.

General Market Trends

●	We believe that the revenue in the business (which grew except in Material Sales due to a one-time deal in 2019, and Regulated Waste, which was impacted by COVID-19) should continue growing, while costs are continually being monitored closely.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

Item 2.

Javier Daly, our Chief Financial Officer, has announced his intention to retire by the time he turns 70 in March of 2024. Mr. Daly has had a distinguished career with the company and our parent company for 11 years.  We are working  with Mr. Daly on a planned transition to ensure the orderly transfer of responsibilities to a successor Chief Financial Officer, including working with Mr. Daly in the search for his replacement. Mr. Daly will remain in his current position and continue to perform his associated responsibilities during the search process and for a transition period following the hiring of a successor Chief Financial Officer.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Condensed Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2022 and 2021

TerraCycle US Inc. and Subsidiaries

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current Assets
Cash	$14,417,125	$27,535,471
Accounts receivable, net of allowance to doubtful accounts of $420,821, 2022 and $278,263, 2021	5,583,004	4,201,054
Related party receivables, net	7,261,832	565,819
Inventory, net	1,959,894	1,497,473
Deferred tax asset	133,468	133,468
Prepaid expenses and other current assets	430,271	1,047,348
Total current assets	29,785,594	34,980,633
Property, plant and equipment, net	1,133,756	1,166,688
Goodwill	953,455	953,455
Other intangible assets, net	1,072,600	1,124,500
Total assets	$32,945,405	$38,225,276
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$46,234	$46,234
Accounts payable	674,374	1,534,648
Related party payables	229,094	225,739
Accrued redemption points	434,920	353,163
Accrued expenses and other current liabilities	1,588,451	2,161,024
Deferred income	8,221,978	7,329,971
Total current liabilities	11,195,051	11,650,779
Long-term debt, net of current portion	321,574	340,405
Total liabilities	11,516,625	11,991,184
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock, par value $0.0001 per share, 1,500,000 shares authorized:
500,000 shares issued and outstanding at June 30, 2022 and December 31, 2021	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 196,092 and 196,142 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively; liquidation preference of $196,092 at June 30, 2022	20	20
Additional paid-in capital	18,747,785	18,747,785
Retained earnings	2,680,925	7,486,237
Total stockholders' equity	21,428,780	26,234,092
Total liabilities and stockholders' equity	$32,945,405	$38,225,276

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30,	2022	2021
Net sales	$18,506,090	$15,104,944
Cost of sales	7,595,828	4,922,847
Gross profit	10,910,262	10,182,097
Operating expenses
Selling, general and administrative expenses	9,850,929	5,808,570
Income from operations	1,059,333	4,373,527
Other (income) expenses:
Interest income	(85,603)	(4,036)
Interest expense	9,680	10,650
Foreign currency exchange	832	385
Total other (income) expenses	(75,091)	6,999
Income before income taxes	1,134,424	4,366,528
Provision for income taxes	315,370	1,213,895
Net income	$819,054	$3,152,633

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Equity (Unaudited)

	Common Stock		Preferred Stock		Additional Paid-	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	in Capital	Earnings	Equity
Balance at January 1, 2021	$50	500,000	$20	196,142	$18,752,785	$4,793,578	$23,546,433
Reg A+ Class A preferred stock issued			(0)		(5,000)		(5,000)
Dividend Distribution						(2,930,730)	(2,930,730)
Net Income						5,623,389	5,623,389
Balance at December 31, 2021	50	500,000	20	196,142	18,747,785	7,486,237	26,234,092
Reg A+ Class A preferred stock refunded							-
Dividend Distribution						(5,624,366)	(5,624,366)
Net Income						819,054	819,054
Balance at June 30, 2022	$50	500,000	$20	196,142	$18,747,785	$2,680,925	$21,428,780

                 See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30,	2022	2021
Operating Activities
Net Income	$819,054	$3,152,633
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	51,900	51,900
Depreciation	32,932	36,871
Bad Debts	142,558	(20,220)
Changes in operating assets and liabilities:
Accounts receivable	(1,524,508)	(307,378)
Related party receivables, net	(6,696,013)	(9,970)
Inventory	(462,421)	56,289
Prepaid expenses and other current assets	617,077	168,513
Accounts payable	(860,274)	(99,916)
Related party payables	3,355	(200,481)
Accrued expenses and redemption points	(490,816)	(628,028)
Deferred Income	892,007	1,925,847
Net cash provided by (used in) operating activities	(7,475,149)	4,126,060
Investing activities:
Purchase of leasehold improvements	-	(7,739)
Net cash used in investing activities	-	(7,739)
Financing activities:
Repayment of long-term debt	(18,831)	(17,860)
Forgiveness of PPP Loan	-	(837,539)
Refund of preferred stock	-	(5,000)
Dividends paid	(5,624,366)	(2,930,730)
Net cash used in financing activities	(5,643,197)	(3,791,129)
Net increase (decrease) in cash	(13,118,346)	327,192
Cash, beginning of year	27,535,471	26,172,310
Cash, end of year	$14,417,125	$26,499,502
Supplemental disclosure of cash flow data:
Interest paid	$9,680	$10,650

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022.

The condensed consolidated balance sheet at December 31, 2021, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 1-K for the year ended December 31, 2021.

2.	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for annual periods beginning after December 15, 2021 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company for the annual period beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

F-6

3.	Inventory

Inventory consists of the following:

As of	June 30, 2022	December 31, 2021
Raw materials	$1,656,833	$1,289,704
Finished goods	344,202	248,910
Total	2,001,035	1,538,614
Less reserve for obsolete inventory	41,141	41,141
Total	$1,959,894	$1,497,473

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2022	December 31, 2021
Land		$31,565	$31,565
Vehicles	5 years	60,076	60,076
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,375,346	1,375,346
Computer equipment	3-5 years	315,538	315,538
Furniture and fixtures	7 years	45,156	45,156
Total		2,270,930	2,270,930
Less accumulated depreciation and amortization		1,137,174	1,104,242
Total		$1,133,756	$1,166,688

For the six months ended June 30, 2022 and 2021, depreciation expense amounted to approximately $33,000 and $37,000.

5.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At June 30, 2022 and December 31, 2021 the Company has a net related party short term receivable from TCI in the amount of $6,619,415 and $370,477, respectively. At June 30, 2022 and December 31, 2021 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $642,417 and $195,342 respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $229,094 and $225,739, respectively.

The Company allocated approximately $695,000 and $484,000 for the six months ended June 30, 2022 and 2021, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the condensed consolidated statements of operations.

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expired on January 31, 2021. The initial base rent at the commencement of the new lease was $15,450 per month. The lease will continue on a month-to-month basis following the expiration date at the existing base rate amount. The lease was terminated as of November 30, 2021. For the six months ended June 30, 2022 and 2021, rent expense paid to this stockholder was approximately $0 and $97,608, respectively. No future minimum lease payments are expected.

F-7

6.	Revenue Recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) on January 1, 2019. In accordance with Topic 606, revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied; generally, this occurs with the transfer of control of products or services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services or transferring products.

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of a contract or arrangement exists with a customer, (2) performance obligations of the contract have been identified, (3) the price is fixed or determinable, (4) the price is allocated to performance obligations of the contract, and (5) delivery has occurred or the services have been rendered.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $4,962,000 and $3,837,000 is included in deferred income at June 30, 2022 and December 31, 2021, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $3,260,000 and $3,493,000 is included in deferred revenue at June 30, 2022 and December 31, 2021, respectively.

Merchandise sold is recorded as revenue upon shipment.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $166,000 at June 30, 2022 and $175,000 at December 31, 2021.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $202,000 at June 30, 2022 and $211,000 at December 31, 2021.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of a rate per year equal to the sum of the greater of the BSBY daily floating rate or the Index floor plus 2.5%, collateralized by fixed assets, inventory and receivables, and expiring on December 31, 2019 with a temporary renewal until June 30, 2023. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2022 or December 31, 2021.

On April 14, 2020, the Company was granted a loan (“PPP Loan”) of approximately $838,000 from the Paycheck Protection Program (“PPP”) as authorized by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, and utilities. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. On March 30, 2021, the Company received written notice that the full value of the PPP Loan has been forgiven.

F-8

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2022 are as follows:

Period ended June 30,	Amount
2023	$46,234
2024	51,613
2025	52,518
2026	53,464
2027	54,454
Thereafter	109,525
Total	$367,808

8.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leased one storage facility from a related party (see Note 5). Total rent expense was approximately $470,000 and $266,000 for the six months ended June 30, 2022 and 2021, respectively.

Future minimum lease payments are expected to be as follows:

Years ended June 30,	Amount
2023	$310,760
2024	350,877
2025	363,157
2026	375,868
2027	389,023
Total	$1,789,685

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

9.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

F-9

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,595,000. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against the outstanding promissory note (Note 7). The 2,000 shares are new shares.

On April 5, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $786,000. Total shares associated with the closing are 7,864, 5,505 shares are new shares and 2,359 shares came from shares sold by the existing shareholder.

On September 16, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $5,497,000. Total shares associated with the closing are 54,974, 38,482 shares are new shares and 16,492 shares came from shares sold by the existing shareholder.

On December 18, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $861,000. Total shares associated with the closing are 8,614, 6,030 shares are new shares and 2,584 shares came from shares sold by the existing shareholder.

On March 2, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,751,000. Total shares associated with the closing are 27,512.

On July 31, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $1,995,000. Total shares associated with the closing are 19,950, all of which are new shares.

On September 30, 2020, the Company had elected to close the Regulation A+ capital raise of Non-voting Class A Preferred Stock.

On November 13, 2020, the Company had elected a final closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $4,938,350. Total shares associated with the closing are 49,276, all of which are new shares.

10.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

F-10

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	TOTAL
Six Months Ended June 30, 2022
Net Sales	$8,223	$6,670	$515	$2,863	$235	$18,506
Income (loss) before income taxes	$1,734	$597	$(2,096)	$145	$754	$1,134

Six Months Ended June 30, 2021
Net Sales	$7,144	$5,192	$458	$3,021	$(710)	$15,105
Income (loss) before income taxes	$2,834	$1,790	$(656)	$236	$163	$4,367

11.	Market Conditions

During the year ended December 2020, the World Health Organization declared the coronavirus outbreak (COVID-19) a pandemic. The extent to which the pandemic impacts the company’s results will depend on future developments which are uncertain and cannot be predicted including new information that may concern the severity of COVID-19 and actions taken to contain the virus or its impact, among other factors.

F-11

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	Operational Support Services Agreement (1)
6.2	Rental Agreements (1)
6.3	GRN Movement Agreement (2)
6.4	Term Loan Agreement
6.5	Amendment to Term Loan Agreement

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)

(2)	Filed as an exhibit to the Terracycle US Inc. Annual Report on Form 1-K for fiscal year ended December 31, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 27, 2022

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer)
September 27, 2022

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